H E R R I C K
NEW YORK NEWARK PRINCETON		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

January 25, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Health in Harmony, Inc. Preliminary Information Statement on Schedule 14C Filed November 21, 2012 File No. 000-54632

Ladies and Gentlemen:

On behalf of Health in Harmony, Inc. (the “Company”), we hereby transmit for filing Amendment No. 3 to Schedule 14C (the “Amendment”) on behalf of the Company. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 18, 2013 (the “Comment Letter”), with respect to the Information Statement on Schedule 14C filed by the Company with the Commission on January 4, 2013 (the “Schedule 14C”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Schedule 14C. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

General

1.	Please file any amendment in response to the following comments as a revised preliminary information statement rather than as a revised definitive information statement.

Securities and Exchange Commission

January 25, 2013

Effect has been given to the Staff’s comment. The Amendment has been filed as a revised preliminary information statement rather than as a revised definitive information statement.

2.	We note your revised disclosure and response to comment 1 of our letter dated December 14, 2012. You state that the proposed exchange is “one of many possible future uses” for the authorized common stock. With a view to clarifying disclosure, please advise us if the authorized securities would be necessary to consummate the transaction as currently proposed.

We respectfully advise the Staff that the authorized securities are not necessary to consummate the transaction as currently proposed. Please see pages 5 and 7 of the Amendment for clarifying disclosure to that effect.

3.	Additionally, please provide disclosure regarding the Proposed Transaction to the extent practicable at this time, including the contemplated terms of the proposed transaction and the natural persons and entities involved. In considering disclosure of material developments as they occur, please consider your obligations under Rule 14a-9 of the Exchange Act.

Effect has been given to the Staff’s comment. Please see pages 4 and 5 of the Amendment.

4.	We note your response to comment 2 of our letter dated December 14, 2012 and the reference to “arms-length negotiations between the parties.” Please identify for us the natural persons who control the entities involved in the proposed transaction. It is unclear, for example, if Mr. Kukekov is associated with Tungsten or another entity involved in the proposed transaction. It appears that information responsive to Item 3 of Schedule 14C is appropriate regarding the proposed transaction.

Effect has been given to the Staff’s comment. Please see pages 4 and 5 of the Amendment. We advise the Staff that no executive officer of either the Company or, to our knowledge, Life Care Medical are subject to or have been granted any golden parachute compensation arrangements.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
Stephen E. Fox

cc:	Securities and Exchange Commission James Lopez Shaz Niazi Health in Harmony, Inc.